REG TECHNOLOGIES INC.

www.regtech.com

REGI U.S., INC.

www.regiinc.com

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. AND REGI U.S., INC. ANNOUNCE

RADMAX™ FABRICATION PURCHASE ORDER HAS BEEN

ISSUED TO PATH TECHNOLOGIES

For  Immediate  Release:  February  3,  2011.   Vancouver,  BC  –  REGI  U.S.,  Inc.  (OTC  BB:

RGUS,   Frankfurt   Stock   Exchange:   RGJ)   and   Reg   Technologies   Inc.   (TSX   Venture

Exchange:   RRE.V,   OTC   BB:   REGRF)   are   pleased   to   announce   they   have   paid   Path

Technologies  for  the  purchase  order  to  commence  fabrication  to  complete  the  cam  and

actuator for the RadMax™ demonstration diesel engine model.   The original commencement

date  was  announced  in  our  August  12,  2010  news  release,  which  stated  that  the  schedule target date  for completion of the  prototype fabrication and  for  starting initial testing was to be

completed  before  the  2010  year  end.    Due  to  a  dispute  with  Reg  Technologies  Inc.'s

Silverknife  property  (announced  August  27,  2010),  the  proposed  plan  for  financing  was delayed  until  this  matter  was  resolved,  which  resolution  was  announced  on  December  21,

2010.

The  financing  for  Reg   Technologies   Inc.   was  announced   shortly  after   the  holidays  on

January   5,   2011.     Subsequently,   US$74,000   was   advanced   to   Path   Technologies   to

complete the rotor and actuator.

The  time  frame  to  fabricate  the  RadMax™   demonstration   diesel   engine  model   and  to

commence initial testing is estimated to take approximately 180 days.

Robert  Grisar,  Vice  President  of  Engineering  for  REGI  U.S.,  Inc.,  has  provided  3D  solid models  and  2D  PDF  drawings  of  the cam  and  actuator,  which  are  the  first components  to  be fabricated.

Robert  Grisar,  states,  "After  several  years  of  review  by  our  engineering  team,  the  new

RadMax™ rotary design is now ready to be built with a high degree of confidence".

The   benefits   of   the   RadMax™   diesel   engine   design   have   been   reported   by   Dr.   Allen

MacKnight (former Honeywell Corporate Fellow) as follows:

•     More fuel efficient due to its utilization of diesel fuel in comparison to gasoline

•     Lighter weight compared to a piston engine with the same power

•     A reduction of emission due to the lighter weight engine

•     See  Reg  Technologies  Inc.  web  site  www.regtech.com  and  REGI  U.S.,  Inc.  web  site

www.regiinc.com for addition information and benefits.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg   Technologies   Inc.   and   REGI   U.S.,   Inc.   are   developing   for   commercialization   an

improved   axial   vane   type   rotary   engine   known   as   the   Rand   Cam™/RadMax™   rotary

technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and  pumps.  The  RadMax™  engine  has  only  two  unique  moving  parts,  the vanes  (up  to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a  simple  four-cylinder

piston  engine.     This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power  impulses  per  one  rotation  that  is  vibration-free  and  extremely  quiet.    The  RadMax™

engine  also  has  multi-fuel  capabilities  allowing  it  to  operate  on  fuels  including  gasoline,

natural    gas,    hydrogen,    propane    and    diesel.     For    more    information,    please    visit

www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

"John Robertson"

"John Robertson"

John Robertson

John Robertson

President

President

Contacts:    REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.